Filed pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-162328
October 6, 2009

Comstock Resources, Inc.
$300,000,000
8 3/8% Senior Notes due 2017
The following information supplements the preliminary prospectus supplement dated October 6, 2009 and supersedes such preliminary prospectus supplement to the extent that it is inconsistent therewith. Financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.
Term Sheet

Issuer:	Comstock Resources, Inc. (“CRK”)
Principal Amount:	$300,000,000
Title of Securities:	8 3/8% Senior Notes due 2017
Maturity:	October 15, 2017
Offering Price:	98.571%
Coupon:	8.375%
Yield-to-Maturity:	8.625%
Gross Proceeds to CRK:	$295,713,000
Net Proceeds to CRK (before expenses):	$289,713,000
Gross Spread (%):	2.0%
Interest Payment Dates:	April 15th and October 15th
Record Dates:	April 1st and October 1st
First Interest Payment Date:	April 15, 2010

Optional Redemption:	On or after:	Price:
	October 15, 2013	104.188%
	October 15, 2014	102.094%
	October 15, 2015	100.000%

Equity Clawback:	Up to 35% at 108.375% plus accrued interest until October 15, 2012
Change of Control:	Put at 101% of principal plus accrued interest, if any, to the date of purchase
Joint Book Running Managers:	Banc of America Securities LLC
BMO Capital Markets Corp.
J.P. Morgan Securities Inc.
Co-Managers:	BBVA Securities Inc.
Capital One Southcoast, Inc.
Comerica Securities, Inc.
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.

Morgan Keegan & Company, Inc.
Natixis Bleichroeder, Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Trade Date:	October 6, 2009
Settlement Date:	October 9, 2009 (T+3)
Distribution:	Registered Offering
Use of Proceeds:	Comstock Resources, Inc. will use the net proceeds of this offering to repay borrowings under its bank credit facility and for general corporate purposes.
CUSIP Number:	205768 AG9
ISIN Number:	US205768AG90
Other Information
As of September 30, 2009, after giving effect to this offering and the application of the net proceeds therefrom as set forth under “Use of Proceeds” above, we and the subsidiary guarantors would have had approximately $475.0 million in principal amount of senior indebtedness outstanding, none of which would be secured, and we would have had approximately $550.0 million in borrowing capacity under our bank credit facility, which, if borrowed, would be secured debt effectively senior to the notes to the extent of the value of the collateral securing that indebtedness.
Because more than 5% of the net proceeds of this offering will be received by certain of the underwriters or their affiliates that are lenders under our bank credit facility, this offering is being conducted in compliance with NASD Rule 2720(c). SunTrust Robinson Humphrey, Inc. (“SunTrust”) has agreed to act as the qualified independent underwriter with respect to this offering and has performed due diligence investigations and participated in the preparation of the prospectus supplement. We have agreed to indemnify SunTrust in its capacity as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act of 1933.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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